UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-39147

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

(Registrant’s Name)

21/24F, Ping An Finance Center
No. 5033 Yitian Road, Futian District
Shenzhen, Guangdong, 518000
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Announcement on the Stock Exchange of Hong Kong — Joint Announcement in Relation to (1) Proposal for the Privatisation of OneConnect Financial Technology Co., Ltd. by Way of a Scheme of Arrangement (Under Section 86 of the Companies Act) and (2) Proposed Withdrawal of Listing of OneConnect Financial Technology Co., Ltd. and (3) Despatch of Scheme Document
Exhibit 99.2	Notice of Court Meeting
Exhibit 99.3	Pink Form of Proxy for Use at the Court Meeting Convened at the Direction of the Grand Court of the Cayman Islands to Be Held on Tuesday, October 28, 2025 at 2:30 p.m. (Hong Kong Time) (or Any Adjournment Thereof)
Exhibit 99.4	Notice of Extraordinary General Meeting
Exhibit 99.5	White Form of Proxy for Use by Shareholders at the Extraordinary General Meeting to Be Held on Tuesday, October 28, 2025 at 3:00 p.m. (Hong Kong Time) (or Immediately after the Conclusion or Adjournment of the Court Meeting) (or Any Adjournment Thereof)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OneConnect Financial Technology Co., Ltd.

	By:	/s/ Dangyang Chen
	Name:	Dangyang Chen
	Title:	Chairman of the Board and Chief Executive Officer

Date: September 23, 2025

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